EXHIBIT 3.1

ARTICLES OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

COMMONWEALTH BIOTECHNOLOGIES, INC.

A. The name of the corporation is Commonwealth Biotechnologies, Inc. (hereinafter, the “Corporation”).

B. At a meeting of the Board of Directors of the Corporation held on March 23, 2007, the Board of Directors approved the following proposed amendment (the “Amendment”) to the Corporation’s Amended and Restated Articles of Incorporation (“Articles of Incorporation”) to effect the change to the authorized stock of the Corporation and directed that the Amendment be submitted to the shareholders of the Corporation for approval at the annual meeting of the shareholders held to be on May 18, 2007 (the “Annual Meeting”) in accordance with the Virginia Stock Corporation Act and the Corporation’s Articles of Incorporation and Bylaws:

Delete Article III of the Articles of Incorporation in its entirety and substitute therefor the following:

III

1. The Corporation shall have authority to issue up to 100,000,000 shares of Common Stock, without par value per share (“Common Stock”). The rights, preferences, voting powers, qualifications, limitations and restrictions of the Common Stock shall be as follows:

(a) Each share of Common Stock shall be entitled to one vote on all matters submitted to a vote at any meeting of the Corporation’s shareholders. The holders of the Common Stock shall, to the exclusion of the holders of the Preferred Stock (as defined below), have the sole and full power to vote for the election of directors and for all other purposes without limitation except (i) as otherwise recited or provided in these Articles of Incorporation applicable to the Preferred Stock, (ii) with respect to a class or series of Preferred Stock, as shall be determined by the Board of Directors pursuant these Articles of Incorporation and (iii) with respect to any voting rights provided by law.

(b) Except as otherwise provided in these Articles of Incorporation applicable to the Preferred Stock, or otherwise, as they may hereafter be amended:

(i) any corporate action, except the election of directors, an amendment or restatement of these Articles of Incorporation, a merger, a statutory share exchange, the sale or other disposition of all or substantially all the Corporation’s assets otherwise than in the usual and regular course of business, or dissolution shall be approved at a meeting at which a quorum of the Corporation’s shareholders is present if the votes cast in favor of the action exceed the votes cast against the action;

(ii) directors shall be elected by a plurality of the votes cast by the holders of the Common Stock entitled to vote in the election at a meeting at which a quorum is present;

(iii) an amendment or restatement of these Articles of Incorporation other than an amendment or restatement described or involved in a transaction described in Subsection (iv), (v) or (vi) of this Section shall be approved by a majority of the votes entitled to be cast by the holders of the Common Stock;

(iv) any transaction with the Corporation or any subsidiary that constitutes or involves an affiliated transaction, as defined in Section 13.1-725 of the Virginia Stock Corporation Act, as in effect on the effective date of these Articles of Incorporation, shall be approved by at least two-thirds of the votes entitled to be cast by the holders of the Common Stock;

(v) a merger, statutory share exchange, sale or other disposition of all or substantially all the Corporation’s assets otherwise than in the usual and regular course of business, or dissolution shall be approved by at least two-thirds of the votes entitled to be cast by the holders of the Common Stock entitled to vote on such transactions; and

(vi) an amendment to these Articles of Incorporation that amends or affects the classification of the Board of Directors provided in Section 1 of Article V hereof shall be approved by at least two-thirds of the votes entitled to be cast by the holders of the Common Stock.

For the purposes of Subsection (iv) of this Section, a transaction shall not constitute an affiliated transaction if it is with an interested shareholder, as defined in Section 13.1-725 of the Virginia Stock Corporation Act, as in effect on the effective date of these Articles of Incorporation: (i) who has been an interested shareholder continuously or who would have been such but for the unilateral action of the Corporation since the later of (A) the date on which the Corporation first had 300 shareholders of record or (B) the date such person became an interested shareholder with the prior or contemporaneous approval of a majority of the disinterested directors as defined in Section 13.1-725 of the Virginia Stock Corporation Act, as in effect on the effective date of these Articles of Incorporation; (ii) who became an interested shareholder as a result of acquiring shares from a person specified in Subdivision (i) or Subdivision (ii) of this Subsection by gift, testamentary bequest or the laws of descent and distribution, or in a transaction in which consideration was not exchanged and who continues thereafter to be an interested shareholder, or who would have so continued but for the unilateral action of the Corporation, (iii) who became an interested shareholder inadvertently or as a result of the unilateral action of the Corporation and who, as soon as practicable thereafter, divested beneficial ownership of sufficient shares so that such person ceased to be an interested shareholder, and who would not have been an interested shareholder but for such inadvertence or the unilateral action of the Corporation; or (iv) whose acquisition of shares making such person an interested shareholder was approved by a majority of the disinterested directors.

(c) Dividends may be paid upon the Common Stock out of any assets of the Corporation available for dividends remaining after full dividends on the outstanding Preferred Stock (as defined below) at the dividend rate or rates therefor, together with the full additional amount required by any participation right, with respect to all past dividend periods and the current dividend period shall have been paid or declared and set apart for payment and all mandatory sinking funds payment that shall have become due in respect of any series of the Preferred Stock shall have been made.

2. The number of shares of preferred stock which the Corporation shall have the authority to issue shall be 1,000,000 shares, without par value per share (“Preferred Stock”).

(a) The Board of Directors is hereby empowered to cause any class of the Preferred Stock of the Corporation to be issued in series with such of the variations permitted by Subdivisions (i)—(xi) of this Section below, as shall be determined by the Board of Directors. The shares of Preferred Stock of different classes or series may vary as to:

(i) the designation of such class or series, the number of shares to constitute such class or series and the stated value thereof;

(ii) whether the shares of such class or series shall have voting rights in addition to any voting rights provided by law, and if so, the terms of such voting rights, which (x) may be general or limited, and (y) may permit more than one vote per share;

(iii) the rate or rates (which may be fixed or variable) at which dividends, if any, are payable on such class or series, whether any such dividends shall be cumulative, and if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of such class;

(iv) whether the shares of such class or series shall be subject to redemption by the Corporation, and if so, the times, prices and other conditions of such redemption;

(v) the amount or amounts payable upon shares of such class or series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or any distribution of the assets of the Corporation;

(vi) whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund, and if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(vii) whether the shares of such series shall be convertible into or exchangeable for shares of stock of any other class or any other series of such class or any other securities (including Common Stock) and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(viii) the limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock or shares of stock of any other class or any other series of such class;

(ix) the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue of any additional stock, including additional shares of such class or series or of any other series of such class or of any other class;

(x) the ranking (be it pari passu, junior or senior) of each class or series as to the payment of dividends, the distribution of assets and all other matters; and

(xi) any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of these Articles of Incorporation, to the full extent permitted in accordance with the laws of the Commonwealth of Virginia.

(b) In the event of any liquidation, dissolution or winding up of the Corporation, after there shall have been paid to or set aside for the holders of the Preferred Stock the full preferential amounts to which they are respectively entitled under the provisions of these Articles of Incorporation applicable to the Preferred Stock, the holders of the Preferred Stock shall have no claim to any of the remaining assets of the Corporation.

(c) The powers, preferences and relative, participating, option and other special rights of each class or series of Preferred Stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other classes and series at any time outstanding. All shares of Preferred Stock of each series shall be equal in all respects.

3. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, if the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay in full all amounts to which the holders of Preferred Stock and any other stock of any class ranking on a parity as to liquidation preference are entitled, the amount available for distribution to shareholders shall be shared by the holders of all such classes and any series thereof pro rata according to the preferential amounts to which the shares of each such series or class are entitled. For the purposes of this Section 3, a consolidation or merger of the Corporation with any other corporation, or the sale, transfer or lease of all or substantially all its assets shall not constitute or be deemed a liquidation, dissolution, or winding up of the Corporation.

4. Any and all shares of Preferred Stock and Common Stock of the Corporation, at the time authorized but not issued and outstanding, may be issued and disposed of by the Board of Directors of the Corporation in any lawful manner, consistently, in the case of shares of Preferred Stock, with the requirements set forth in the provisions of these Articles of Incorporation applicable to the Preferred Stock, at any time and from time to time, for such considerations as may be fixed by the Board of Directors of the Corporation.

5. No holder of shares of any class of stock of the Corporation shall have any preemptive or preferential right to purchase or subscribe to (i) any shares of any class of the Corporation, whether now or hereafter authorized; (ii) any warrants, rights, or options to purchase any such shares; or (iii) any securities or obligations convertible into any such shares or into warrants, rights or options to purchase any such shares, except as may be provided for in any written agreement entered into by the Corporation with any such holder or holders of shares.

6. Any class of stock of the Corporation shall be deemed to rank: (a) senior to another class either as to dividends or upon liquidation, if the holders of such class shall be entitled to the receipt of dividends or of amounts distributable on liquidation, dissolution or winding up, as the case may be, in preference or priority to holders of such other class; (b) on a parity with another class either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates, or redemption or liquidation prices per share thereof are different from those of such others, if the holders of such class of stock shall be entitled to receipt of dividends or amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or prices, without preference or priority one over the other with respect to the holders of such other class; and (c) junior to another class either as to dividends or upon liquidation, if the rights of the holders of such class shall be subject or subordinate to the rights of the holders of such other class in respect of the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be.

C. Written Notice of the Annual Meeting and the proposed Amendment was given on April 16, 2007 to the shareholders of record on March 21, 2007 in accordance with the Bylaws of the Corporation and the Virginia Stock Corporation Act.

D. Holders of shares of Common Stock, without par value, of the Corporation were entitled to one vote per share on the Amendment. As of the Annual Meeting, there were 5,484,767 shares of Common Stock issued and outstanding and entitled to vote on the Amendment. Pursuant to the Articles of Incorporation, a majority of all votes entitled to be cast by the holders of the Common Stock on the record date was required for approval of the Amendment.

E. A quorum of the shares of the Corporation entitled to vote on the Amendment was present at the Annual Meeting in person or by proxy.

F. The number of votes coast on the Amendment by the holders of Common Stock entitled to vote at the Annual Meeting was as follows:

For	Against	Abstain
3,069,765	388,843	35,304

G. The number of votes cast for the Amendment at the Annual Meeting was sufficient for approval of the Amendment.

These Articles of Amendment are executed this 12th day of October, 2007, in the name and on behalf of the Corporation, by the undersigned thereto duly authorized, who declares under the penalties of perjury that the facts stated herein are true.

COMMONWEALTH BIOTECHNOLOGIES, INC.

By:	/s/ Paul D’Sylva, Ph.D.
Paul D’Sylva, Ph.D.
Chief Executive Officer

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